UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2023

Commission file number: 001-41523

BEAMR IMAGING LTD.

(Translation of registrant’s name into English)

10 HaManofim Street

Herzeliya, 4672561, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s: (i) press release issued on February 27, 2023, titled “Beamr Imaging Ltd. Announces Pricing of Initial Public Offering”; and (ii) press release issued on March 2, 2023, titled “Beamr Imaging Ltd. Announces Closing of Initial Public Offering.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Beamr Imaging Ltd. Announces Pricing of Initial Public Offering”.
99.2	Press release titled: “Beamr Imaging Ltd. Announces Closing of Initial Public Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Beamr Imaging Ltd.

Date: March 2, 2023	By:	/s/ Sharon Carmel
	Name:	Sharon Carmel
	Title:	Chief Executive Officer

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